Exhibit 99.2
Income Statement by activity
Unaudited

	For the three months ended March 31, 2018			For the three months ended March 31, 2017
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	27,027	26,975	73	27,719	27,667	77
Cost of revenues	23,057	23,048	30	23,588	23,561	52
Selling, general and other costs	1,624	1,617	7	1,841	1,832	9
Research and development costs	874	874	—	846	846	—
Result from investments	87	37	50	96	50	46
Restructuring costs	3	3	—	35	35	—
Net financial expenses	309	309	—	436	436	—
Profit before taxes	1,247	1,161	86	1,069	1,007	62
Tax expense	226	214	12	428	424	4
Result from intersegment investments	—	74	—	—	58	—
Net profit	1,021	1,021	74	641	641	58

Adjusted EBIT	1,611	1,525	86	1,535	1,473	62

Statement of Financial Position by activity
Unaudited

	At March 31, 2018			At December 31, 2017
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	13,036	13,036	—	13,390	13,390	—
Other intangible assets	11,472	11,469	3	11,542	11,539	3
Property, plant and equipment	28,032	28,030	2	29,014	29,012	2
Investments and other financial assets	2,969	3,353	1,274	2,977	3,356	1,228
Deferred tax assets	2,074	2,030	44	2,004	1,955	49
Inventories	13,731	13,731	—	12,922	12,922	—
Assets sold with a buy-back commitment	1,860	1,860	—	1,748	1,748	—
Trade receivables	2,562	2,562	22	2,460	2,461	19
Receivables from financing activities	3,541	1,825	3,219	3,140	1,356	2,906
Tax receivables	276	282	3	298	293	5
Other assets	4,494	4,487	7	4,166	4,157	9
Cash and cash equivalents	11,579	11,395	184	12,638	12,423	215
TOTAL ASSETS	95,626	94,060	4,758	96,299	94,612	4,436
Equity and Liabilities
Equity	21,704	21,704	1,637	20,987	20,987	1,598
Employee benefits liabilities	9,072	9,070	2	9,278	9,276	2
Provisions	14,368	14,367	10	14,779	14,777	11
Deferred tax liabilities	496	496	—	388	388	—
Debt	16,242	14,858	2,899	17,971	16,461	2,632
Trade payables	22,583	22,585	17	21,939	21,939	8
Other financial liabilities	133	133	—	139	139	—
Tax payables	441	427	23	383	370	22
Other liabilities	10,587	10,420	170	10,435	10,275	163
TOTAL EQUITY AND LIABILITIES	95,626	94,060	4,758	96,299	94,612	4,436

Statement of Cash Flows by activity
Unaudited

	For the three months ended March 31, 2018			For the three months ended March 31, 2017
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
CASH FLOW FROM OPERATING ACTIVITIES:
Net profit	1,021	1,021	74	641	641	58
Amortization and depreciation	1,545	1,544	1	1,600	1,599	1
Net losses/(gains) on disposal of non-current assets and other non-cash items	(75)	(88)	(61)	(54)	(70)	(42)
Change in items due to buy back commitments	212	212	—	(11)	(11)	—
Dividends received	66	87	—	35	41	—
Change in provisions	44	44	—	(195)	(195)	—
Change in deferred taxes	(66)	(71)	5	142	142	—
Change in working capital	(399)	(417)	18	(581)	(603)	22
TOTAL	2,348	2,332	37	1,577	1,544	39
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in property, plant and equipment and intangible assets	(1,356)	(1,356)	—	(2,231)	(2,231)	—
Investments in joint ventures, associates and unconsolidated subsidiaries	1	1	—	—	—	—
Proceeds from the sale of non-current assets	12	12	—	—	—	—
Net change in receivables from financing activities	(437)	(76)	(361)	149	(12)	161
Change in securities	5	5	—	147	148	(1)
Other changes	2	2	—	14	14	—
TOTAL	(1,773)	(1,412)	(361)	(1,921)	(2,081)	160
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in Debt and other financial assets/liabilities	(1,401)	(1,717)	316	(2,970)	(2,783)	(187)
Increase in share capital	11	11	—	—	—	—
Distributions paid	—	—	(21)	—	—	—
Other changes	—	—	—	—	—	(6)
TOTAL	(1,390)	(1,706)	295	(2,970)	(2,783)	(193)
Translation exchange differences	(244)	(242)	(2)	(94)	(94)	—
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,059)	(1,028)	(31)	(3,408)	(3,414)	6
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	12,638	12,423	215	17,318	17,167	151
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	11,579	11,395	184	13,910	13,753	157